Item 77I - 	Deutsche CROCI(r) International
Fund and Deutsche Emerging
Markets Frontier Fund (each, a
series of Deutsche International
Fund, Inc.)

Deutsche CROCI(r) International Fund
Class T shares for Deutsche CROCI(r) International Fund became effective on March 16, 2017. Class T shares are only available through certain financial intermediaries and are sold with a front-end sales load but no deferred sales charge when shares are sold.
As of June 5, 2017, Class T shares of Deutsche CROCI(r)
International Fund are available for purchase.

Deutsche Emerging Markets Frontier Fund
Deutsche Emerging Markets Frontier Fund was terminated and liquidated, effective July 28, 2017.